Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 8, 2006

Ms. Jennifer R. Hardy, Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549

Re: Shimoda Marketing, Inc.
First Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: June 8, 2006

Dear Ms. Hardy:

The table below contains Shimoda Marketing, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated April 21, 2006. On behalf of the Company, on June 8, 2006, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR three (3) redlined documents in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

Please place my new telephone/fax number in the file for all future correspondence and telephone communications.  The new number is 941-761-3104.

Prospectus' Outside Front Cover
1	We revised our document to make disclosure per your request.
2	We revised our document to make disclosure per your request.
Prospectus Summary
3	We revised our document to make disclosure per your request.
4	We revised our document to make disclosure per your request.
5	We revised our document to make disclosure per your request.
6	This disclosure has been corrected per your request.
Risk Factors, page 2
7	Additional disclosure has been added per your comment.
8

Disclosure has been changed per your request.  Our only exception in this comment relates to the fourteenth risk factor.  SMI "does" have automotive equipment repair products to sell.  While inventory is minimal, the Company typically uses the just in time theory of ordering and shipping.  Due to the size of the vehicle hoists they are typically drop-shipped direct from the manufacturer.

9	Disclosure has been changed per your request.
Use of Proceeds
10	Disclosure has been changed per your request.
Dilution, page 9
11	Disclosure has been changed per your request.
12	Disclosure has been changed per your request.
13	This table has been revised to correctly reflect the disclosure you have requested according to Item 506 of Regulation S-B.
14	This table has been revised to correctly reflect the disclosure you have requested.
Selling Security Holders, page 11
15	Disclosure has been added per your request.
16	Disclosure has been changed per your request.
17	We have changed this disclosure per your request
18	Disclosure has been added per your request.
Plan of Distribution, page 15
19	Disclosure has been changed per your request.
20	Disclosure has been changed per your request. Mr. Cranfill has been identified as relying on the Safe Harbor under Rule 3a4-1 under the Securities Exchange Act. The analysis appears in our document.
21	Disclosure has been added per your request.
22	Disclosure has been added per your request.
Description of Business, page 18
23	Added additional discussion as requested.
24	Disclosure has been changed per your request.
25	Added additional discussion as requested.
26	We have added disclosure per your request.
27	Added additional discussion as requested.
28	We have revised disclosure as requested.
29	This disclosure has been modified according to your comment.
30	This disclosure has been modified according to your comment. All of SMI's agreements will be filed supplementally as their disclosure could prove damaging to the business of SMI.
31	This disclosure has been changed to reconcile any discrepancies.
32	We have made the appropriate additional disclosure.
33	This was a typographical error that has been corrected..
34	We have made the appropriate change to our disclosure.
Certain Relationships and Related transactions, page 23
35	We have added disclosure to identify the affiliated company per your comment.
Management's Discussion and Analysis of Financial Condition, Our Business, Page 23
Liquidity and Capital Resources
36	We have identified our website.
37	Revised disclosure according to your comment.
How long can we satisfy our cash requirements and will we need to raise additional funds in the next twelve months?, page 24
38	We have revised this section to provide a more complete and detailed analysis.
Summary of product research and development, page 24
39	Revised disclosure according to your comment.
Marketing Plan and Sales Strategies, pages 24 and 25
40	Revised disclosure according to your comment.
Any expected purchase or sale of plant and significant equipment, page 25.
41	Added disclosure as requested.
Results of Operations for the Period Ended December 31, 2005, page 26
42	Disclosure has been revised accordingly.
43	This exhibit will be filed supplementally as public disclosure would be damaging to SMI's competitive advantage.
44	This exhibit will be filed supplementally as public disclosure would be damaging to SMI's competitive advantage.
45	Revised disclosure according to your comment.
46	Interim unaudited financials included according to your comment.
47	Revised disclosure according to your comment. A copy of the agreement for employment at Forward has been filed supplementally.
Liquidity and Capital Resources, page 27
48	Revised disclosure according to your comment.
49	Revised disclosure according to your comment.
Directors and Executive Officers, page 28
50	We revised our footnote accordingly.
51	Revisions made according to your comment.
Background of Executive Officers and Directors, page 28
52	Revised made according to your comments.
Disclosure Controls and Procedures, Page 20
53	We have deleted this section.
Internal Control Over Financial Reporting, page 30
54	We have deleted this section.
Executive Compensation, Page 30
55	This agreement has been previously filed with our original SB-2.
56	Revision made to correct the name incorrectly placed in the document.
57	Revision made to include the correct footnotes omitted in the original filing.
Description of Securities, page 34
58	Deletion of this paragraph has been made in accordance with your comment.
Statements of Changes in Stockholders' Equity
59	The Company Accountant has made the appropriate changes per your request.
Note B - Significant Accounting Policies - Revenue Recognition
60	The Company Accountant has made the appropriate changes per your request.
Note D - Related Party Transactions
61	The Company Accountant has made the appropriate changes per your request regarding the financial statements. We have added disclosure to clarify the relationship between Mr. Cranfill, our president, and Forward Manufacturing. A supplemental filing has been made to disclose prior contractual obligations as well as current ones.
Note F - Prior Period Adjustment
62	The Company Accountant has made the appropriate changes per your request.
Offering Costs
63	All offering costs are being paid and accounted for on an ongoing basis as they are incurred and paid.
Undertakings, page II-4
64	The additional undertaking required by Item 512(a)(4) of Regulation S-B has been added.
Exhibit Index
65	The exhibit index required by Rule 102(d) of regulation S-T has been added.
Exhibit 5
66	The first paragraph of the opinion letter has been modified per your request.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Shimoda Marketing, Inc. SB-2/A-1
2. Adobe Acrobat (.pdf) Shimoda Marketing, Inc. SB-2/A-1 Red-lined
3. Exhibit 5.1: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.1 Consent of Accountant